Exhibit 99.19

NEWS RELEASE April 4, 2019 #2019-06

Midas Gold Corp. files Final Base Shelf Prospectus

Filing of Shelf Prospectus provides future financial flexibility to advance the Stibnite Gold Project

*** Not for distribution to United States newswire services or for dissemination in the United States***

VANCOUVER, BRITISH COLUMBIA – Midas Gold Corp. (MAX:TSX / MDRPF:OTCQX) (“Midas Gold” or the “Company”) today announced that it has now filed a final short form base shelf prospectus (the "Shelf Prospectus") with the securities commissions in each of the provinces of Canada, except Quebec. This follows the completion of a regulatory review of the preliminary base shelf prospectus, the filing of which was reported on March 12, 2019.

The Shelf Prospectus will allow Midas Gold to offer and issue up to C$200 million of common shares, warrants, subscription receipts, units, debt securities, or any combination of such securities (collectively, the "Securities") during the next 25-months. The Securities may be offered separately or together, in amounts, at prices and on terms to be determined based on market conditions at the time of sale, which would be set forth in a subsequently filed prospectus supplement.

The Company filed the Shelf Prospectus to provide future financial flexibility as it advances its flagship Stibnite Gold Project but has not determined whether or not to undertake an offering of Securities. As reported in its audited financial statements dated December 31, 2018, Midas Gold had cash on hand of US$29.9 million at year end.

Filing of Amended Technical Report

In connection with the Shelf Prospectus filings, the Company has filed an amended technical report entitled “Stibnite Gold Project, Prefeasibility Study Technical Report, Valley County, Idaho” dated effective December 8, 2014 and amended March 28, 2019 (the “PFS”). Amendments to the PFS include changes to: (i) clarify that the mineral resource estimate is consistent with the CIM Definition Standards adopted by the CIM Council on May 10, 2014 (with no resulting changes to the mineral resource estimate in the PFS); and (ii) remove the comparison of the 2012 preliminary economic assessment. Similar changes have been made to the investor presentation available on the Company's website.

These documents are available under the Company's profile on the SEDAR website (www.sedar.com).

The Securities have not been registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements. This news release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the Securities in any State or jurisdiction in which such offer, solicitation or sale would be unlawful.

For further information about Midas Gold Corp., please contact:

Liz Monger -- Manager, Investor Relations

(t): 778.724.4704

(e): info@midasgoldcorp.com

Facebook: www.facebook.com/midasgoldidaho Twitter: @MidasIdaho

Website: www.midasgoldcorp.com

About Midas Gold and the Stibnite Gold Project

Midas Gold Corp., through its wholly owned subsidiaries are focused on the exploration and, if warranted, site restoration and redevelopment of gold-antimony-silver deposits in the Stibnite-Yellow Pine district of central Idaho that are encompassed by its Stibnite Gold Project.

Caution Regarding Forward Looking Information

This news release contains forward-looking statements regarding potential financings pursuant to the Shelf Prospectus; the filing of one or more prospectus supplements; and continued advancement of the Stibnite Gold Project. These forward-looking statements are provided as of the date of this news release, or the effective date of the documents referred to in this news release, as applicable, and reflect predictions, expectations or beliefs regarding future events based on the Company's beliefs at the time the statements were made, as well as various assumptions made by and information currently available to them. In making the forward-looking statements included in this news release, the Company has applied several material assumptions, including, but not limited to, the assumption that regulatory approval of any shelf prospectus filings and related offerings will be obtained in a timely manner; that general economic and business conditions will not change in a materially adverse manner; and that the Company will be able to raise additional funds on reasonable terms. Although management considers these assumptions to be reasonable based on information available to it, they may prove to be incorrect. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that estimates, forecasts, projections and other forward-looking statements will not be achieved or that assumptions on which they are based do not reflect future experience. We caution readers not to place undue reliance on these forward-looking statements as a number of important factors could cause the actual outcomes to differ materially from the expectations expressed in them. These risk factors may be generally stated as the risk that the assumptions expressed above do not occur, but specifically include, without limitation, risks relating to: general market conditions; the Company’s ability to secure financing, on favourable terms, pursuant to the Shelf Prospectus and any prospectus supplements; and the additional risks described in the Shelf Prospectus and the Company's latest Annual Information Form, and other disclosure documents filed by the Company on SEDAR. The foregoing list of factors that may affect future results is not exhaustive. When relying on our forward-looking statements, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. The Company does not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by the Company or on behalf of the Company, except as required by law.